SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cosan Limited
(Name of Issuer)

Class A Common Stock, Par Value $.01 per share
(Title of Class of Securities)

G25353107
(CUSIP Number)

Eduardo Soares GIF Gestão de Investimentos e Participações Ltda. Av Ataulfo de Paiva, 1100, 7˚ andar Rio de Janeiro, RJ, 22440-35, Brazil +55-21-3206-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25353107	SCHEDULE 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON GIF Gestão de Investimentos e Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,433,543 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,433,543 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,433,543 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. G25353107	SCHEDULE 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON GIF Venus, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,666,666 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,666,666 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,666,666 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON* IV

CUSIP No. G25353107	SCHEDULE 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Gávea Gestão de Investimentos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 165,700 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 165,700 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 165,700 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. G25353107	SCHEDULE 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON 3F Administração de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,599,243 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,599,243 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,599,243 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G25353107	SCHEDULE 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Arminio Fraga Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,599,243 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,599,243 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 37,599,243 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. G25353107	SCHEDULE 13D/A	Page 7 of 20 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and restates the statement on Schedule 13D filed on November 13, 2008 (the "Original Schedule 13D", as amended and restated hereby, the "Schedule 13D") with respect to the Class A Common Stock, par value $.0.01 per share (the "Shares") of Cosan Limited, a Bermuda exempted company (the "Issuer").  The Issuer's principal executive offices are located at Av. Juscelino Kubitschek, 1726 - 6th Floor, Sao Paulo, SP, 04543-000 Brazil.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i)           GIF Gestão de Investimentos e Participações Ltda. (“GIF Gestão”), a limited liability company (sociedade limitada), organized in Brazil, which is the investment manager of GIF Venus (as defined below) and other investment funds (the "GIF Gestão Funds"), with respect to the Shares held by the GIF Gestão Funds;

(ii)           GIF Venus, Ltd. (“GIF Venus”), a Cayman Islands limited liability company, with respect to the Shares directly held by it;

(iii)           Gávea Gestão de Investimentos Ltda. (“Gávea Gestão”), a Brazilian Limitada which is the investment manager of certain investment funds (the "Gávea Gestão Funds"), with respect to the Shares held by the Gávea Gestão Funds;

(iv)           3F Administração de Recursos Ltda. ("3F"), a Brazilian Limitada, which is the 100% owner of each of GIF Gestão and Gávea Gestão, with respect to the Shares held by the GIF Gestão Funds and the Gávea Gestão Funds; and

(v)           Arminio Fraga Neto, who is the control person of 3F, with respect to the Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.  JPMorgan Asset Management Holdings, Inc. is the largest shareholder of 3F;

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit A.

(b) The address of the principal business and principal office of:

(i)           GIF Gestão is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil;

(ii)          GIF Venus is PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

(iii)         Gávea Gestão is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil;

CUSIP No. G25353107	SCHEDULE 13D/A	Page 8 of 20 Pages

(iv)         3F is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil; and

(v)          Arminio Fraga Neto is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director, executive officer and controlling person of GIF Gestão, GIF Venus, Gávea Gestão and 3F is set forth on Schedule A attached hereto.

(c) GIF Gestão is primarily engaged in the business of providing management services to investment funds and is the investment manager of GIF Venus and the other GIF Gestão Funds. The principal business of GIF Venus is purchasing, holding and selling securities for investment purposes.  Gávea Gestão is primarily engaged in the business of providing management services to investment funds and is the investment manager of the Gávea Gestão Funds.  3F is primarily engaged in the business of investment management.  The principal occupation of Arminio Fraga Neto is chief investment officer of 3F.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The place of organization or citizenship, as applicable, of each of the Reporting Persons is set forth in Item 6 of the cover pages hereto and is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 below, pursuant to the Purchase Agreement and the Amendment (each defined below), on October 20, 2008, GIF Venus acquired from the Issuer 12,666,666 Shares at a purchase price of US$4.50 per Share and on October 27, 2008, GIF Venus acquired from the Issuer an additional 19,000,000 Shares at a purchase price of $4.50 per Share. The acquisition of the Shares was financed by GIF Venus out of funds received by it from its sole member, GIF III Ltd., a company organized in Cayman Islands, which receives contributions from investors. Pursuant to the Purchase Agreement and the Amendment, on October 20, 2008, Bradseg Fundo de Investimento Multimercado ("Bradseg Fundo"), a GIF Gestão Fund with respect to this investment, also acquired 666,667 Shares at a purchase price of US$4.50 per Share and on October 27, 2008, Bradseg Fundo acquired from the Issuer an additional 1,000,000 Shares at a purchase price of $4.50 per Share.  The acquisition of the Shares was financed by Bradseg Fundo out of funds received from, its sole shareholder, Bradesco Vida e Previdência S.A., an insurance company domiciled in Brazil.

Other than as set forth above, the Shares held by the GIF Gestão Funds and the Gávea Gestão Funds were acquired with working capital of each of the applicable funds in the ordinary course of business at an aggregate cost (including commissions, if any) of approximately $40,021,291.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 9 of 20 Pages

Item 4.	PURPOSE OF TRANSACTION.

As discussed in Item 3 above, On October 1, 2008, Cosan Limited, GIF Venus, Bradseg Fundo, and certain other parties entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which GIF Venus agreed to acquire from the Issuer 15,303,797 Shares, and Bradseg Fundo agreed to acquire from the Issuer 1,151,899 Shares, at a purchase price of $7.90 per Share on October 20, 2008. Effective October 16, 2008, the parties amended the terms of the Purchase Agreement (the “Amendment”), including the acquisition amount and the purchase price of the Shares to be acquired. Pursuant to the Amendment, GIF Venus agreed to acquire from the Issuer 12,666,666 Shares, and Bradseg Fundo agreed to acquire from the Issuer 666,667 Shares, at a purchase price of $4.50 per Share on October 20, 2008 (the “Initial Closing Date”) and an additional 19,000,000 Shares, and 1,000,000 Shares, respectively, at a purchase price of $4.50 per Share on October 27, 2008 or at such other time on the same or such other date, not later than November 3, 2008 (the “Closing Date”). The acquisitions closed on October 20, 2008 and October 27, 2008, respectively, consistent with the terms of the Amendment. The summaries of the Purchase Agreement and the Amendment contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the corresponding agreements filed as Exhibit C and Exhibit D, respectively, each of which is incorporated by reference herein.

The Shares to which this statement on Schedule 13D relates were acquired with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged, and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

On January 12, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, each a GIF Gestão Fund with respect to its investment in Shares, filed a Form 144 indicating their respective intention to sell up to 465,000 Shares and 35,000 Shares, respectively.

On January 17, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, each a GIF Gestão Fund with respect to its investment in Shares, filed a Form 144 indicating their respective intention to sell up to 465,000 Shares and 35,000 Shares, respectively.

Other than as disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional shares of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. G25353107	SCHEDULE 13D/A	Page 10 of 20 Pages

(f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any action similar to any of those enumerated above.

The Reporting Persons, however, retain their rights to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.	GIF Gestão

	(a)	As of the date hereof, GIF Gestão may be deemed the beneficial owner of 37,433,543 Shares held by the GIF Gestão Funds (including GIF Venus).

Percentage: Approximately 21.5% as of the date hereof.  The percentages used herein and in the rest of Item 5 are calculated based upon 174,355,341 shares, which reflects the number of Shares outstanding as of March 31, 2010, as reported in the Issuer's annual report on Form 20-F filed on September 30, 2010.

	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

(c)
The transactions in the Shares within the last sixty days effected by GIF Gestão on behalf of the GIF Gestão Funds, which were all in the open market, are set forth on Schedule B and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 11 of 20 Pages

B.	GIF Venus

	(a)	As of the date hereof, GIF Venus may be deemed the beneficial owner of 31,666,666 Shares held by it.

Percentage: Approximately 18.2% as of the date hereof.

	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

	(c)	GIF Venus did not enter into any transactions in the Shares within the last sixty days.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

C.	Gávea Gestão

	(a)	As of the date hereof, Gávea Gestão may be deemed the beneficial owner of 165,700 Shares held by the Gávea Gestão Funds.

Percentage: Approximately 0.09% as of the date hereof.

	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

(c)
The transactions in the Shares within the last sixty days effected by Gávea Gestão on behalf of the Gávea Gestão Funds, which were all in the open market, are set forth on Schedule B and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 12 of 20 Pages

D.	3F

	(a)	As of the date hereof, 3F may be deemed the beneficial owner of 37,599,243 Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

Percentage: Approximately 21.6% as of the date hereof.

	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

	(c)	See Schedule B.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

E.	Arminio Fraga Neto

	(a)	As of the date hereof, Arminio Fraga Neto may be deemed the beneficial owner of 37,599,243 Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

Percentage: Approximately 21.6% as of the date hereof.

	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct vote: See item (a) above.
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: See item (a) above.

	(c)	See Schedule B.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.  GIF Gestão and Gávea Gestão are separate and independent corporate entities, and their clients are different investment funds with different objectives and different investors.  They are each  100%  owned  by  3F.  The  boards  of  directors  of  these  three  entities  are  different  from  one another. There are however, six  individuals in common, including their respective

CUSIP No. G25353107	SCHEDULE 13D/A	Page 13 of 20 Pages

Presidents and Vice Presidents.  In their  capacity as investment managers, each of GIF Gestão and Gávea Gestão share voting and dispositive power over the Shares directly held by the respective funds managed by each of them. GIF Gestão and Gávea Gestão are of the view that they are not acting as a “group” for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other entities within the meaning of Rule 13d-3 promulgated under the 1934 Act.  Therefore, GIF Gestão and Gávea Gestão are each of the view that the Shares beneficial owned by each of them need not be aggregated for purposes of Section 13(d).  Each such entity disclaims beneficial ownership of the Shares held by each other entity.

In addition, each of GIF Gestão, Gávea Gestão, 3F and Arminio Fraga Neto disclaims beneficial ownership of Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Following GIF Venus's and Bradseg Fundo’s acquisition of the Shares, Mr. Luiz Fraga, an executive officer of Gávea Wealth Management Ltd., the sole director of GIF Venus, was appointed by Mr. Rubens Ometto Silveira Mello, the controlling shareholder of the Issuer, as one of the independent members of the board of directors of the Issuer.  On August 7, 2009, Helio Franca, an officer of 3F, replaced Luiz Fraga on the board of directors of the Issuer.  Pursuant to the Purchase Agreement summarized in Item 4 of this Schedule 13D and attached hereto Exhibit C, as a condition to the purchasers’ obligations, the Issuer increased the size of its board of directors from nine to eleven members.

Except for the Purchase Agreement and the Amendment summarized in Item 4 above, the action by the Issuer’s controlling shareholder summarized in this Item 6 and the Joint Acquisition Statement attached as Exhibit A hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:    Joint Acquisition Statement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, filed herewith.

Exhibit B:  Power of Attorney, dated as of November 12, 2008 (incorporated by reference to Exhibit B to the Original Schedule 13D).

Exhibit C:  Purchase Agreement, by and among Cosan Limited, GIF Venus, Ltd. and certain other parties, dated as of October 1, 2008 (incorporated by reference to Exhibit C to the Original Schedule 13D).

Exhibit D:  Amendment to the Purchase Agreement by and among Cosan Limited, GIF Venus, Ltd. and certain other parties, dated as of October 16, 2008 (incorporated by reference to Exhibit D to the Original Schedule 13D).

CUSIP No. G25353107	SCHEDULE 13D/A	Page 14 of 20 Pages

Schedule A

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The name and present principal occupation or employment of each executive officer and director of the applicable Reporting Persons (the “Instruction C Persons”) are set forth in the table below. To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Principal Occupation

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.
Armínio Fraga Neto, Officer
Luiz Henrique Fraga, Officer
Amaury Guilherme Bier, Officer
Carlos Barros Jorge Neto, Officer
Christopher David Meyn, Officer
Eduardo Andrada do Amaral Rudge, Officer
Eduardo Felipe da Silva Soares, Officer
Hélio França Filho, Officer
Maurício Magalhães, Officer
Ricardo Schenker Wajnberg, Officer
Piero Paolo Picchioni Minardi, Officer

GIF VENUS, LTD.
Gávea Wealth Management Ltd., Director

GÁVEA WEALTH MANAGEMENT LTD.
Arminio Fraga Neto, Director
Luiz Henrique Fraga, Director and Officer
Amaury Guilherme Bier, Director

CUSIP No. G25353107	SCHEDULE 13D/A	Page 15 of 20 Pages

GÁVEA GESTÃO DE INVESTIMENTOS LTDA.
Arminio Fraga Neto, Officer
Luiz Henrique Fraga, Officer
Amaury Guilherme Bier, Officer
André Luis Reis Dima Domingos, Officer
André Monteiro D’Almeida Monteiro, Officer
Edward Joaquim Amadeo, Officer
Marcelo Pradez de Faria Stallone, Officer
Bernardo Soares de Miranda Carvalho, Officer
Eduardo Andrada do Amaral Rudge, Officer
Gabriel Srour, Officer
Maurício Magalhães, Officer
Paola Maria Castellini Bonoldi, Officer

3F ADMINISTRAÇÃO DE RECURSOS LTDA.
Arminio Fraga Neto, Officer
Luiz Henrique Fraga, Officer
Amaury Guilherme Bier, Officer
André Luis Reis Dima Domingos, Officer
André Monteiro D’Almeida Monteiro, Officer
Bernardo de Carvalho Meres, Officer
Bernardo Soares de Miranda Carvalho, Officer
Carlos Barros Jorge Neto, Officer
Christopher David Meyn, Officer
Diogo Aquino de Rezende Lopes, Officer
Edward Joaquim Amadeo, Officer
Eduardo Felipe da Silva Soares, Officer
Eduardo Andrada do Amaral Rudge, Officer
Gabriel Srour, Officer
Hélio França Filho, Officer
Luiz Eduardo da Silva Braga, Officer
Maurício Magalhães, Officer
Paola Maria Castellini Bonoldi, Officer
Piero Paolo Picchioni Minardi, Officer
Ricardo Schenker Wajnberg, Officer
Rodrigo Maciel de Sá Fiães, Officer

Arminio Fraga Neto and Christopher David Meyn are U.S. citizens and all of the other persons listed above are Brazilian citizens.

The business address of each officer of GIF Gestão is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

The business address of each director of GIF Venus is PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of each officer of Gávea Gestão is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 16 of 20 Pages

The business address of each officer of 3F is Av Ataulfo de Paiva, 1100, 7˚ andar, Rio de Janeiro, RJ, 22440-35, Brazil.

The business address of Gávea Wealth Management Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay, Road Town, Tortola, British Virgin Islands. Gávea Wealth Management Ltd., is a limited company, organized in British Virgin Islands.

CUSIP No. G25353107	SCHEDULE 13D/A	Page 17 of 20 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
1/12/11	(100,000)	14.44
1/12/11	(7,500)	14.38
1/13/11	(200,000)	14.45
1/13/11	(7,500)	14.40
1/14/11	(15,000)	14.16
1/14/11	(121,900)	14.36
1/17/11	(1,600)	14.16

GÁVEA GESTÃO DE INVESTIMENTOS LTDA.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
11/18/10	(57,400)	13.09
11/18/10	(49)	12.85
12/01/10	(200)	13.14
12/23/10	(100)	13.24
12/27/10	(2,400)	13.13
1/13/11	(300)	14.25

CUSIP No. G25353107	SCHEDULE 13D/A	Page 18 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2011

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

GIF VENUS, LTD.

By:	GÁVEA WEALTH MANAGEMENT LTD., as Director

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

Gávea Gestão de Investimentos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

3F Administração de Recursos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO

CUSIP No. G25353107	SCHEDULE 13D/A	Page 19 of 20 Pages

EXHIBIT A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 18, 2011

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

GIF VENUS, LTD.

By:	GÁVEA WEALTH MANAGEMENT LTD., as Director

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

Gávea Gestão de Investimentos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

CUSIP No. G25353107	SCHEDULE 13D/A	Page 20 of 20 Pages

3F Administração de Recursos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO